Delinquent Loan Status

COMM, SERIES 2003-LNB1
Delinquent Loan Status Report
As of
11/4/2003
Operating Information Reflected As NOI [] or NCF [X]

Loan Prospectus ID	Property Name	Property Type	City	State	Sq Ft or Units	Paid Thru Date	Ending Scheduled Loan Balance	Total P&I Advances Outstanding	Other Expense Advance Outstanding	Total T&I Advances Outstanding	Cumulative Unpaid Advance Interest	Total Exposure	Current Monthly P&I	Current Interest Rate	Maturity Date	LTM NOI/NCF Date	LTM NOI/NCF	LTM DSCR (NOI/NCF)	Valuation Date	Appraisal BPO or Internal Value	Loss Using 90% Appr. Or BPO	ARA Amount	Transfer Date	Date Asset Expected to be Resolved or Foreclosed	Workout Strategy	Comments

LOANS IN FORECLOSURE AND NOT REO

90 + DAYS DELINQUENT

60 to 89 DAYS DELINQUENT

000000049	Various	Various	Various	Various		20030801	$4,265,812.54	$83,584.40		$2,184.23	$293.40	$4,351,874.57	$27,968.40	0.061000000	20130501

30 to 59 DAYS DELINQUENT

Current & at Special Servicer

MATURED PERFORMING LOANS

MATURED NON-PERFORMING LOANS

Questions or comments contact Investor Relations at GMACCM at (800) 734-0797.

FCL = Foreclosure
LTM = Latest 12 Months either Last Normalized Annual, Normalized YTD or Trailing 12 months, if available.
*Workout Strategy matches the CMSA Loan Periodic Update File.
BK - Bankruptcy, PP - Payment Plan, TBD - To be determined etc). It is possible to combine the status codes if the loan is going in more than one direction (i.e. FCL/Mod, BK/Mod, BK/FCL/DPO).
**BPO - Broker opinion
The 30 to 59, 60 to 89 and 90+ day delinquent categories does not include Matured loans or loans in Foreclosure & Not REO.
Matured Performing Loans are loans whose maturity dates have passed without being paid off, but the Assumed Monthly Payment is still being received from the borrower.
Matured Non-Performing Loans are loans whose maturity dates have passed without being paid off and the Assumed Monthly Payment is not being received from the borrower.

Last Updated on 11/12/2003
By SSanty